UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

SATSUMA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

80405P107

(CUSIP Number)

Ken Takanashi

St. Luke’s Tower 12F, 8-1, Akashi-cho, Chuo-ku

Tokyo 104-0044, Japan

+81-3-5565-6148

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 26, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80405P107	13D

1	NAME OF REPORTING PERSONS Shin Nippon Biomedical Laboratories, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,794,113
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,794,113

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,794,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9% (1)
14	TYPE OF REPORTING PERSON CO

(1) Based upon 31,521,485 outstanding shares of Common Stock, par value $0.0001 per share (“Common Stock”) of the Issuer (as defined below) upon the closing of the Issuer’s Private Placement (as defined below), as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on March 25, 2021. Percent of aggregate amount beneficially owned by SNBL (as defined below) includes shares held directly as well as the shares held indirectly through SNBL USA (as defined below).

CUSIP No. 80405P107	13D

1	NAME OF REPORTING PERSONS SNBL U.S.A., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 233,333
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 233,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%(1)
14	TYPE OF REPORTING PERSON CO

(1) Based upon 31,521,485 outstanding shares of Common Stock of the Issuer (as defined below) upon the closing of the Issuer’s Private Placement (as defined below), as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 25, 2021.

CUSIP No. [80405P107]	13D

1	NAME OF REPORTING PERSONS Ken Takanashi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,794,113
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,794,113

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,794,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%(1)
14	TYPE OF REPORTING PERSON IN

(1) Based upon 31,521,485 outstanding shares of Common Stock of the Issuer (as defined below) upon the closing of the Issuer’s Private Placement (as defined below), as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 25, 2021. Percent of aggregate amount beneficially owned by Mr. Takanashi includes shares held indirectly through the SNBL Entities (as defined below).

Item 1. Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to shares of Common Stock of Satsuma Pharmaceuticals, Inc. (the “Issuer”), whose principal executive offices are located at 400 Oyster Point Boulevard, Suite 221, South San Francisco, CA 94080.

Item 2. Identity and Background

(a) The names of the reporting persons are Shin Nippon Biomedical Laboratories, Ltd. (“SNBL”), SNBL U.S.A., Ltd. (“SNBL USA” and together with SNBL, the “SNBL Entities”) and Ken Takanashi (together with the SNBL Entities, the “Reporting Persons”). SNBL is a Japanese corporation and SNBL USA is a Washington corporation.

(b) The business/residence address of SNBL and Mr. Takanashi is 2438 Miyanoura-cho, Kagoshima City, Kagoshima 891-1394, Japan. The business address of SNBL USA is 6605 Merrill Creek Parkway, Everett, WA 98203.

(c) Ken Takanashi is an executive officer and member of the board of directors of SNBL and SNBL USA.

(d) During the last five years, none of the Reporting Person have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Person were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Ken Takanashi is a citizen of Japan.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The Reporting Persons have beneficially owned shares of Common Stock since prior to the initial public offering of the Issuer. The shares of Common Stock owned by the Reporting Persons consist of shares owned prior to such initial public offering and additional shares acquired since the initial public offering.

Item 4. Purpose of Transaction

Since the initial listing of Common Stock following the Company’s initial public offering, the Reporting Persons have beneficially owned more than 5% of the issued and outstanding shares of Common Stock. On February 26, 2021, SNBL purchased a total of 1,232,394 shares of Common Stock for an aggregate of $6,999,997.92 in a private placement by the Issuer (the “2021 Private Placement”) pursuant to a securities purchase agreement (the “Securities Purchase Agreement”). The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is attached as Exhibit 2 hereto and is incorporated herein by reference.

Except as set forth above, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information in this Item 5(a) and in Row 13 of each cover page to this Schedule 13D with respect to SNBL, Mr. Takanashi and SNBL USA is based on an aggregate of 31,521,485 shares of the Issuer’s Common Stock as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 25, 2021.

(a) SNBL may be deemed to beneficially own 2,794,113 shares of the Issuer’s Common Stock, representing 8.9% of the Issuer’s issued and outstanding shares and consisting of 2,560,780 shares of Common Stock held by SNBL and 233,333 shares of Common Stock held by SNBL USA. SNBL USA is a wholly owned subsidiary of SNBL.

Mr. Takanashi may be deemed to beneficially own 2,794,113 shares of the Issuer’s Common Stock, representing 8.9% of the Issuer’s issued and outstanding shares and consisting of 2,560,780 shares of Common Stock held by SNBL and 233,333 shares of Common Stock held by SNBL USA.

SNBL USA beneficially owns 233,333 shares of the Issuer’s Common Stock, representing 0.7% of the issued and outstanding shares.

Each of the Reporting Persons expressly disclaims beneficial ownership of the securities of the Issuer owned by all other Reporting Persons except to the extent of its or his pecuniary interest therein.

(b) SNBL and Mr. Takanashi share the power to vote or dispose of 2,560,780 shares of Common Stock held by SNBL and 233,333 shares of Common Stock held by SNBL USA.

SNBL USA shares the power to vote or dispose of 233,333 shares of Common Stock it holds.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Person during the past 60 days.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Securities Purchase Agreement and Registration Rights Agreement

On February 26, 2021, SNBL, together with the other investors in the 2021 Private Placement, entered into the Securities Purchase Agreement with the Issuer. Pursuant to the Securities Purchase Agreement, the 2021 Private Placement closed on March 3, 2021 (the “Closing Date”).

Pursuant to the Securities Purchase Agreement, SNBL, together with the other investors in the 2021 Private Placement, entered into a registration rights agreement with the Issuer effective on March 3, 2021 (the “2021 Registration Rights Agreement”), which provides certain rights with respect to the registration of the shares of Common Stock acquired in the 2021 Private Placement.

Pursuant to the 2021 Registration Rights Agreement, the Issuer has agreed to file a registration statement no later than forty-five (45) days after the Closing Date (the “Filing Deadline”). The Issuer has agreed to use commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable and to keep such registration statement effective until the date the shares of Common Stock covered by such registration statement have been sold or cease to be registrable securities (“2021 Registrable Securities”) under the 2021 Registration Rights Agreement.

The Issuer is responsible for all fees and expenses incurred in connection with the registration of the 2021 Registrable Securities. The Issuer granted customary indemnification rights in connection with the registration statement. The investors have also granted the Issuer customary indemnification rights in connection with the registration statement.

References to and the description of the Securities Purchase Agreement and the 2021 Registration Rights Agreement set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement and the 2021 Registration Rights Agreement, which are attached hereto as Exhibit 2 and Exhibit 3, respectively, and incorporated by reference herein.

Item 7. Materials to Be Filed as Exhibits

Exhibit Number	Description of Exhibit

1	Joint Filing Agreement by and among the Reporting Persons

2	Securities Purchase Agreement, dated February 26, 2021, by and among the Issuer and the other parties thereto (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 1, 2021).

3	Registration Rights Agreement, dated effective March 3, 2021, by and among the Issuer and the other parties thereto (incorporated by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 1, 2021).

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SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2021

By:	/s/ Ken Takanashi
Ken Takanashi

Shin Nippon Biomedical Laboratories, Ltd.

By:	/s/ Ken Takanashi
	Name:	Ken Takanashi
	Title:	Senior Executive Vice President

SNBL U.S.A., Ltd.

By:	/s/ Ken Takanashi
	Name:	Ken Takanashi
	Title:	Director, President

SCHEDULE 1

The following table sets forth the name and present principal occupation or employment, for each executive officer and director of Shin Nippon Biomedical Laboratories, Ltd. Each of the executive officers and directors of Shin Nippon Biomedical Laboratories, Ltd. listed below is a citizen of Japan.

Shin Nippon Biomedical Laboratories, Ltd.

Name	Principal Business Address	Present Principal Occupation
Ryoichi Nagata	2438 Miyanoura-cho Kagoshima City, Kagoshima 891-1394, Japan	Chairman and Executive Director, President

Ken Takanashi	2438 Miyanoura-cho Kagoshima City, Kagoshima 891-1394, Japan	Senior Executive Vice President

Shinji Nitanda	2438 Miyanoura-cho Kagoshima City, Kagoshima 891-1394, Japan	Senior Vice President

Ichiro Nagata	2438 Miyanoura-cho Kagoshima City, Kagoshima 891-1394, Japan	Board Director

Shinichi Fukumoto	2438 Miyanoura-cho Kagoshima City, Kagoshima 891-1394, Japan	Board Director

Takashi Yamashita	2438 Miyanoura-cho Kagoshima City, Kagoshima 891-1394, Japan	Board Director

Tsuyoshi Hanada	2438 Miyanoura-cho Kagoshima City, Kagoshima 891-1394, Japan	Board Director

SCHEDULE 2

The following table sets forth the name and present principal occupation or employment, for each executive officer and director of SNBL U.S.A., Ltd. Each of the executive officers and directors of SNBL U.S.A., Ltd. listed below is a citizen of Japan, except for Steven Meyer, a citizen of the United States.

SNBL U.S.A., Ltd.

Name	Principal Business Address	Present Principal Occupation
Ryoichi Nagata	6605 Merrill Creek Parkway Everett, WA 98203	Director, Group CEO & Chairman

Ken Takanashi	6605 Merrill Creek Parkway Everett, WA 98203	Director, President

Hideshi Tsusaki	6605 Merrill Creek Parkway Everett, WA 98203	Director

Takashi Iriyama	6605 Merrill Creek Parkway Everett, WA 98203	Director

Shinji Nitanda	6605 Merrill Creek Parkway Everett, WA 98203	Director

Steven Meyer	6605 Merrill Creek Parkway Everett, WA 98203	Director